

Mail Stop 3720

August 28, 2009

Via U.S. Mail and facsimile to (5255) 2581-4422

Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. de C.V.
Lago Alberto 366, Edificio Telcel I, Piso 1,
Colonia Anáhuac, 11320,
México D.F., México

> **Re: América Móvil, S.A.B. de C.V.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 30, 2009**
> **File Nos. 000-32245 and 001-16269**

Dear Mr. Scott:

We have reviewed your Form 20-F and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Item 19. Exhibits

1. Instruction 4 to Item 19 requires you to file certain material contracts. Based on your disclosure on pages 90 to 92 and page 109, we note that you have not filed certain contracts including, but not limited to, certain agreements between Telcel and Telmex in Mexico and your Brazilian subsidiaries and Embratel. Please advise whether these contracts with related parties are considered material

contracts, and if not, why. In future filings, if you conclude they are material contracts, please file them, including any licenses and concessions held by Telcel and other subsidiaries and affiliates.

2.   We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your filing. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information. Please revise your disclosure to include a clear statement of the company's disclosure obligations with respect material contradictory information. In addition, please remove the clause that states that the representations and warranties in the agreements "may have been qualified by disclosures that were made to the other party or parties and that either have been reflected in the company's filings or are not required to be disclosed in those filings. " The company's obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the Form 20-F.

Furthermore, please revise to remove any potential implication that the information in agreements does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that the representations and warranties contained in the agreements "may not describe our actual state of affairs at the date hereof."

                                            *   *   *   *

        Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director